Exhibit 99.2

an Exploration Stage Company

Interim Consolidated Financial Statements

October 31, 2009

MegaWest Energy Corp (an exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited)

	October 31,	April 30,
(in Canadian dollars)	2009	2009

Assets
Current assets
Cash and cash equivalents	$3,417,072	$1,766,558
Accounts receivable	73,919	77,628
Restricted cash (note 8)	67,830	96,338
Prepaid expenses	370,498	284,146
	3,929,319	2,224,670

Oil and gas assets (note 2)	23,689,264	24,805,102
Administrative assets (note 3)	176,346	236,030
Restricted cash (note 8)	150,806	170,555

	$27,945,735	$27,436,357

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$60,258	$112,663
Dividends payable	16,000	-
	76,258	112,663
Asset retirement obligations (note 4)	876,826	1,023,963

Shareholders' Equity
Share capital (note 6)	83,597,427	83,597,427
Preferred shares (note 6)	1,798,290	-
Warrants (note 6)	500,000	-
Contributed surplus (note 5)	22,343,833	22,213,833
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(80,684,266)	(78,948,896)
	26,992,651	26,299,731
Going concern (note 1)
Commitments and contractual obligations (note 11)
Subsequent events (note 13)
	$27,945,735	$27,436,357

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)

					From Exploration
					Stage Inception on
					November 1, 2006
	Three months ended October 31		Six months ended October 31		through October 31,
(in Canadian dollars)	2009	2008	2009	2008	2009

Interest income	$1,517	$58,870	$3,274	$122,183	$1,133,840

Expenses
General and administrative (note 7)	762,504	1,581,710	1,554,022	2,948,029	17,713,200
Impairment of oil and gas assets	-	31,248,639	-	31,377,611	40,151,332
Foreign exchange loss (gain)	68,695	(1,483,636)	84,401	(1,855,776)	1,768,656
Financing costs	-	-	-	-	2,466,000
Loss on marketable securities	-	-	-	-	2,094,000
Interest and accretion on promissory notes	-	-	-	24,036	271,049
Depreciation and accretion	41,822	36,378	84,221	66,280	322,867
	873,021	31,383,091	1,722,644	32,560,180	64,787,104

Net loss for the period	(871,504)	(31,324,221)	(1,719,370)	(32,437,997)	(63,653,264)

Accumulated deficit, beginning of period	(80,359,395)	(43,430,368)	(79,511,529)	(42,316,592)	-
Dividends declared (note 6)	(16,000)	-	(16,000)	-	(16,000)
Deficit adjustment on related party acquisitions	-	-	-	-	(17,257,042)
Adoption of new accounting standard	-	-	-	-	242,040

Accumulated deficit, end of period	$(81,246,899)	$(74,754,589)	$(81,246,899)	$(74,754,589)	$(80,684,266)

Net loss per share
Basic and diluted	$(0.01)	$(0.24)	$(0.01)	$(0.25)

Weighted average shares outstanding
Basic and diluted	133,244,472	132,586,139	133,244,472	127,550,444

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

					From Exploration
					Stage Inception on
					November 1, 2006
	Three months ended October 31		Six months ended October 31		through October 31,
(in Canadian dollars)	2009	2008	2009	2008	2009

Operating activities
Net loss	$(871,504)	$(31,324,221)	$(1,719,370)	$(32,437,997)	$(63,653,264)
Items not involving cash
Impairment of oil and gas assets	-	31,248,639	-	31,377,611	40,151,332
Stock-based compensation	59,007	212,956	122,707	561,929	6,629,078
Unrealized foreign exchange loss (gain)	(345,445)	(1,061,196)	(325,348)	(1,459,048)	1,597,466
Interest and accretion on promissory notes	-	-	-	24,036	271,049
Depreciation and accretion	41,822	36,378	84,221	66,280	322,866
Loss on marketable securities	-	-	-	-	2,094,000
Financing costs	-	-	-	-	2,466,000
Change in non-cash working capital	(58,044)	(140,408)	(141,411)	(151,280)	(90,376)
	(1,174,164)	(1,027,852)	(1,979,201)	(2,018,469)	(10,211,849)
Financing activities
Proceeds from private placements, net of share issue costs	2,298,290	-	2,298,290	-	40,599,511
Proceeds from issuance of common shares	-	-	-	14,839,887	14,839,887
Proceeds from stock option and warrant exercises	-	127,485	-	127,485	507,373
Notes payable	-	-	-	-	(40,000)
	2,298,290	127,485	2,298,290	14,967,372	55,906,771
Investing activities
Net expenditures on oil and gas assets	(984,972)	(9,680,182)	(1,094,544)	(14,736,643)	(34,778,640)
Expenditures on administrative assets	-	(41,891)	-	(41,891)	(414,645)
Disposition of oil and gas assets	2,163,400	-	2,163,400	-	(2,428,389)
Marketable securities	-	-	-	-	(1,851,960)
Change in restricted cash	(57,042)	(518,017)	48,257	(735,161)	(218,636)
Change in non-cash working capital related to oil and gas assets	32,210	1,503,094	6,363	1,807,857	(605,548)
	1,153,596	(8,736,996)	1,123,476	(13,705,838)	(40,297,818)

Change in cash	2,277,722	(9,637,363)	1,442,565	(756,935)	5,397,104

Exchange rate fluctuations on cash	333,038	1,081,197	207,949	1,491,521	(1,987,845)
Cash, beginning of period	806,312	14,450,679	1,766,558	5,159,927	7,813

Cash, end of period	$3,417,072	$5,894,513	$3,417,072	$5,894,513	$3,417,072

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2009, except as described in note 1(b) which did not have an impact on the Company’s financial statements.  These interim consolidated financial statements should be read in conjunction the consolidated financial statements and the notes thereto for the year ended April 30, 2009 since these interim financial statements do not contain all disclosures required by GAAP.

1.  Basis of Presentation:

(a) Exploration Stage and Going Concern:

MegaWest is an exploration stage company that operates unproven heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

At October 31, 2009 MegaWest had working capital of $3,853,061, including restricted cash of $67,830.

In December 2008, due to low oil prices, the Company suspended all its capital projects, including operations at two Missouri heavy oil projects, pending a recovery in oil prices and financing.  With funds generated from the US $2.0 million property disposition described in note 2(a) and the US$2.2 million preferred share financing described in note 6, MegaWest re-started its Missouri projects in September 2009.  The Company will need additional financing to fund its fiscal 2010 capital and other costs  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will also require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

While the outcome of these matters cannot be predicted with certainty at this time, these financial statements are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is uncertainty about the use of the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

(b)	New Canadian GAAP Accounting Standards:

Accounting policies adopted

On May 1, 2009 the Company has adopted a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard did not have an impact on the Company’s financial statements.

Accounting policies not yet adopted

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

2.  Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance, April 30, 2009	$17,844,628	$3,216,405	$1,519,879	$300,000	$99,980	$1,824,210	$24,805,102
Sale of 10% interest in Missouri projects	(2,163,400)	-	-	-	-	-	(2,163,400)
Net additions	1,043,852	36,486	11,704	(12,127)	(5,295)	2,837	1,077,457
Pre-commercial oil sales, net	(29,895)	-	-	-	-	-	(29,895)
Balance, October 31, 2009	$16,695,185	$3,252,891	$1,531,583	$287,873	$94,685	$1,827,047	$23,689,264

(a)   Missouri

The Company has an average of 96.8 percent working interest in approximately 38,159 unproved net acres of oil and gas leases.  Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

To date, the projects have operated in a pre-commercial stage, and a total of $463,997 of oil sales, net of royalties, have been recorded against the costs.

In December 2008 the Company suspended its operations in Missouri; however, in September 2009 with the subsequent financing (see note 6), the Company has re-started its Marmaton River and Grassy Creek projects.

The Company sold a 10% working interest in its Deerfield Missouri projects for $2,163,400 (US$2,000,000) to Mega Partners 1, LLC (“MP1”).  The proceeds were credited directly against the oil and gas assets.  MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

(b)   Kentucky

The Company has a 37.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights in certain oil and gas leases totaling approximately 29,000 unproved net acres.

(c)    Montana

The Montana leases include an average 41.86 percent working interest in 22,140 unproved net mineral acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma (20,965 acres), the Company has a 40 percent working interest.

(d)   Texas

The Company is a partner in the Trinity Sands Project covering 29,500 unproved net acres in Texas.  Currently, MegaWest owns a 50 percent working interest in 16,116 net acres and 25 percent working interest in the remaining 13,400 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

(e)   Kansas

Costs relate to the Chetopa project, a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The costs accumulated in the project include certain oil and gas facilities, equipment, steam injection and oil production wells, a 100 percent interest in two oil and gas leases covering 385 net acres, pre-commercial operating expenses and oil sales.  This project was suspended in early fiscal 2010 pending a recovery in oil prices and improved economics.

(f)    Other

Other costs consist primarily of seven used steam generators and related equipment that will be assigned to future projects.

In conjunction with the preferred share financing, as described in Note 6(b), MP1 obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP1 will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

3.  Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

		Accumulated	Net book
	Cost	Depreciation	Value
Balance, April 30, 2009	$414,644	$178,614	$236,030
Additions	-	59,684	(59,684)
Balance, October 31, 2009	$414,644	$238,298	$176,346

4.  Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At October 31, 2009 the Company estimated the present value of its asset retirement obligations to be $876,826, based on a future undiscounted liability of $1,116,000.  These costs are expected to be incurred within two to fifteen years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

Changes to the asset retirement obligation were as follows:

Amount
Balance, April 30, 2009	$1,023,963
Liabilities incurred during the period	(54,276)
Accretion	24,537
Change in foreign exchange rates	(117,398)
Balance, October 31, 2009	$876,826

5.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the six months ended October 31, 2009:

Amount
Balance, April 30, 2009	$22,213,833
Stock-based compensation expense	130,000
Balance, October 31, 2009	$22,343,833

6.  Share capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

       (a)   Common Shares

As at April 30, 2009 and October 31, 2009, the Company had 133,244,472 issued and outstanding common shares.

(b)	Preferred Shares

	Preferred A Shares		Preferred A Warrants		Preferred B Option		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
Outstanding, April 30, 2009	-	$-	-	$-	-	$-	$-
Issued	22,000	1,879,740	1,540,000	350,000	-	150,000	2,379,740
Issue costs related to Preferred A Shares	-	(81,450)	-	-	-	-	(81,450)
Outstanding, October 31, 2009	22,000	$1,798,290	1,540,000	$350,000	-	$150,000	$2,298,290

Series A convertible preferred shares

On August 28, 2009, the Company issued 22,000 Series A convertible preferred shares, with a stated value of US$100 for gross proceeds of $2,379,740 (US$2,200,000).  These shares are outstanding as at October 31, 2009.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

Series A preferred shares carry a cumulative quarterly dividend at 5% payable in cash or, at the Company’s discretion, at 7.5% payable in additional Series A preferred shares.

Series A preferred shares are convertible at their stated value into common shares at US$0.07 per common share. After 12 months from the date of issue, the Company may force the conversion of the Series A preferred shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

Series A preferred shareholders may nominate one director to the board of directors.

The Series A preferred shares provide that upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A preferred shares Under certain default provisions, the dividend rate increases to 15% payable in cash.

The Company declared a stock dividend payable as at September 30, 2009 amounting to $16,000 (US$ 13,562), as a result of which the Company is committed to issuing 136 preferred shares with a stated value of US$100 each.

Warrants

In conjunction with the Series A preferred share issuance, the Company issued 15,400,000 warrants to the Series A investors. Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  All warrants are outstanding as at October 31, 2009. The fair value ascribed to these warrants is a preliminary estimate and is subject to change.

Potential issue of Series B preferred shares and warrants

Series A preferred shareholders have the option to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield area, on similar terms to the Series A preferred shares except the conversion price is US$0.10 per common share. On November 25, 2009, the Company served notice under the option agreement that it had produced and sold 3,000 barrels over the previous 30 day period. Accordingly, the Series A preferred shareholders have until November 24, 2010 to exercise their option to purchase the Series B convertible preferred shares.

 After 12 months from the date of issue, the Company may force the conversion of the Series B preferred shares provided: i) production from the Deerfield area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. Should Series B preferred shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the board of directors of the Company.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

In conjunction with the Series B preferred share issuance, the Company will issue up to 10,000,000 warrants. Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

(c)      Stock Options

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20 percent of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2009	7,478,500	U.S. $ 0.41
Forfeited	(175,000)	0.34
Outstanding, October 31, 2009	7,303,500	U.S. $0.41

The following table summarizes information about the options outstanding and exercisable at October 31, 2009:

	Options Outstanding			Options Vested
		Weighted Average	Weighted Average		Weighted Average
Exercise Price	Options	Remaining Life	Exercise Price	Options	Exercise Price
U.S.$0.10 - $0.15	2,879,500	2.0 years	U.S. $ 0.14	1,094,875	U.S. $ 0.13
U.S.$0.45 - $0.62	3,774,000	1.6 years	$0.49	3,440,250	$0.50
U.S.$1.00 - $1.57	650,000	2.2 years	$1.13	600,000	$1.10
	7,303,500	1.7 years	U.S.$0.41	5,135,125	U.S.$0.49

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

7.  General and Administrative Expenses:

General and administrative expenses for the three and six months ended October 31, 2009 and 2008 are as follows:

	Three months ended October 31		Six months ended October 31
	2009	2008	2009	2008
Stock-based compensation:
Stock options	$66,300	$307,800	$130,000	$510,930
Shares issued for services	-	-	-	238,525
Less: capitalized portion	(7,293)	(94,844)	(7,293)	(187,526)
	59,007	212,956	122,707	561,929

Salaries and benefits	367,864	967,894	685,167	1,798,682
Professional fees	81,508	274,247	198,477	453,870
Investor relations	11,109	24,168	11,021	115,163
Office and operations	295,102	365,891	586,896	654,067
Information technology	12,466	65,323	14,306	112,568
Less: capitalized portion	(64,552)	(328,769)	(64,552)	(748,250)
	703,497	1,368,754	1,431,315	2,386,100

	$762,504	$1,581,710	$1,554,022	$2,948,029

During December of 2008, the Company suspended the active development of its oil and gas assets, pending a recovery in oil and gas prices.  As a result of this during the first quarter of fiscal 2010 the Company did not capitalize any of its general and administrative and stock-based compensation expenses.  The Company resumed operations in September 2009 and $7,293 of stock-based compensation and $64,552 of general and administrative expenses were capitalized during the second quarter of fiscal 2010.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

8.  Supplemental Cash Flow Information:

					From Exploration
					Stage Inception on
	Three months ended		Six months ended		November 1, 2006
	October 31		October 31		through October 31,
	2009	2008	2009	2008	2009

Non-Cash investing activities
Common shares issued for properties	$-	$-	$-	$42,378	$12,092,428
Exchange shares issued for properties	-	-	-	-	9,660,497
Warrants granted for properties	-	-	-	-	45,707
Incentive warrants vested on property acquisition	-	-	-	-	18,183,081
Capitalized stock-based compensation	7,293	94,844	7,293	187,526	719,014

Non-Cash financing activities
Common shares issued on debt settlement	-	-	-	-	165,700
Common shares issued on cashless exercise of options and warrants	-	1,057,302	-	1,674,018	8,146,444
Common shares issued for services	-	-	-	238,525	1,890,414
Common shares issued on conversion of exchange shares	-	-	-	-	9,556,567
Common shares issued on conversion of promissory notes	-	-	-	2,003,541	2,003,541

Cash interest paid (received)	(1,517)	(58,870)	(3,274)	(122,183)	(1,133,842)
Cash taxes paid	-	-	-	-	-

	October 31, 2009	April 30, 2009

Components of cash and restrcited cash
Cash	$3,417,072	$1,766,558
Restricted cash:
Current	67,830	96,338
Long-term	150,806	170,555
	$3,635,708	$2,033,451

Total restricted cash of $218,636 consists of $35,917 (short-term) to secure a letter of credit, $31,913 (short-term) with the Company’s bank as security for corporate credit cards and $150,806 (long-term) of deposits with authorities for the abandonment and reclamation of oil and gas wells.

9.  Related Party Transactions:

During the six months period ended October 31, 2009 Company paid $38,892 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  During the six month ended October 31, 2009 the Company paid $2,275 for these services.

All of these transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

10.  Capital Management

The Company’s objective is to have a sufficient working capital to maintain financial flexibility and to sustain the future development of the business.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess its financial strength, the Company continually monitors its working capital, which is calculated as follows:

	As at October 31, 2009	As at April 30, 2009

Current assets	$3,929,319	$2,224,670
Current liabilities	76,258	112,663
Working capital	$3,853,061	$2,112,007

The Company monitors its forecasted working capital on a monthly basis.  The Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions.  The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.  There were no changes to the Company’s approach to capital management during the year.

11.  Commitments and Contractual Obligations:

Except as noted elsewhere in these financial statements, the Company has the following commitments and contractual obligations:

(a)  Office and Equipment Leases:

During the first quarter of fiscal 2010, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

	2010	$158,385
	2011	458,766
	2012	448,314
	2013	447,714
	Thereafter	167,674
Total		$1,680,854

(b)   Severance Obligations:

Pursuant to employment agreements with senior officers, the Company is obligated to pay up to $612,000 under certain events around employment termination.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended October 31, 2009
(in Canadian dollars unless otherwise indicated)

12.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three Months Ended October 31, 2009			Three Months Ended October 31, 2008
	Canada	USA	Consolidated	Canada	USA	Consolidated

Interest income	$1,517	$-	$1,517	$51,507	$7,363	$58,870
Expenses	815,053	139,994	955,047	(7,260,815)	38,643,906	31,383,091
Net loss	(813,536)	(139,994)	(953,530)	7,312,322	(38,636,543)	(31,324,221)

Oil and gas asset additions	-	984,972	984,972	-	9,680,182	9,680,182
Administrative asset additions	-	-	-	30,751	11,140	41,891

	Six Months Ended October 31, 2009			Six Months Ended October 31, 2008
	Canada	USA	Consolidated	Canada	USA	Consolidated

Interest income	$3,274	$-	$3,274	$114,290	$7,893	$122,183
Expenses	1,637,263	167,407	1,804,670	(6,471,643)	39,031,823	32,560,180
Net loss	(1,633,989)	(167,407)	(1,801,396)	6,585,933	(39,023,930)	(32,437,997)

Oil and gas assets	1,827,047	21,896,162	23,723,209	-	26,067,013	26,067,013
Administrative assets	176,346	-	176,346	280,488	11,140	291,628

Oil and gas asset additions	-	1,094,544	1,094,544	-	14,736,643	14,736,643
Administrative asset additions	-	-	-	30,751	11,140	41,891

13.  Subsequent Events:

Subsequent to October 31, 2009, the Company issued 600,000 stock options at $0.10 per share to a new officer.  Pursuant to an employment agreement with the new officer, the Company is obligated to pay up to $186,000 under certain events around employment termination.

The Company also issued 3,532,000 stock options at $0.15 per share to directors and employees. These options expire on November 26, 2014.